January 19, 2022

Mr. Donald Field

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	IGEN Networks Corp.
Amendment No. 1 to Registration Statement on Form S-1 Filed January 18, 2022 File No. 333-261967

Dear Mr. Field:

Please consider this as our request to accelerate the effective date of the above-referenced Registration Statement for IGEN Networks Corp. (the “Company”).  We request that the Registration Statement be made effective as of January 21, 2022, at 5:00 p.m. EST, or as soon thereafter as possible.

1.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Neil Chan

Neil Chan, CEO